UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

          HOME SOLUTIONS OF AMERICA INC.
(Name of Issuer)

          Common Stock, per value $.001 per share
(Title of Class of Securities)

                                   437355100
(CUSIP Number)

Gerald A. Horwitz
Horwitz & Associates, Inc.
630 Dundee Road, Suite 345
Northbrook, IL 60062
                                (847) 509-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                         January 30, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Barbara Feldman
2. Check the Appropriate Box if a Member of a Group (a) _____ (b) _____
3. SEC Use Only
4. Source of Funds 00
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]
6. Citizenship or Place of Organization. U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,050,300 8. Shared Voting Power -0- 9. Sole Dispositive Power 1,050,300 10. Shared Dispositive Power -0-
11. Aggregate Amount Beneficially Owned by Each Reporting Person. 8.38%
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares. [ ]
13. Percent of Class Represented by Amount in Row (11).
14. Type of Reporting Person. IN

Item 1.  Security and Issuer

The securities covered by this Schedule 13D Amendment are shares of common stock, $.001 par value (the "Common Stock"), of Home Solutions of America, Inc. (formerly Nextgen Communications Corporation), a Delaware corporation (the "Company").  The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

Item 2.  Identity and Background

(a.)     This statement on Schedule 13D Amendment is being filed by Barbara Feldman, an individual;

(b.)     The address of Barbara Feldman is 2081 Magnolia Lane, Highland Park, IL  60035;

(c.)     Barbara Feldman is retired;

(d.)     Mrs. Feldman has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e.)     Mrs. Feldman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f.)      Barbara Feldman is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration

            Not applicable, as this is a Schedule 13D Amendment to disclose a sale of shares in the Company.

Item 4.  Purpose of Transaction

Barbara Feldman has no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item.  Any decision by Mrs. Feldman in the future to acquire or dispose of equity in the Company will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

Item 5.  Interest in Securities

(a.)       As of the date hereof, Barbara Feldman beneficially owns 1,050,300 shares of the Company's Common Stock.  The 1,050,300 shares owned by Mrs. Feldman represented 8.39% of the 12,524,991 shares of Common Stock that the Company had outstanding on November 14, 2003, according to a Form 10-QSB filed by the company on such date;

(b.)       Number of shares as to which Barbara Feldman has:

Sole power to vote or direct the vote:                            1,050,300

Shared power to vote or direct the vote:                        0

Sole power to dispose or direct the disposition:              1,050,300

Shared power to dispose or direct the disposition:          0

(c.)       Barbara Feldman sold 34,700 shares of Common Stock on January 14, 2004.  The share price of the sale was $1.9287, she also sold 6,000 shares on January 28, 2004 at a price of $1.90, she sold 2,500 shares on January 28, 2004 at a price of $1.91, and she sold 1,500 shares on  January 28, 2004 at a price of $1.92, and she also sold 5,000 shares on February 2, 2004 at a price of $1.98.  These sales were effected by Horwitz & Associates, Inc., a Broker/Dealer Firm, on an unsolicited basis. This transaction was executed by Bear, Stearns Securities Corporation on the American Stock Exchange (AMEX).

(d.)       Not applicable;

(e.)       Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Barbara Feldman has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the company.

Item 7.  Material to be filed as Exhibits

            None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in these statements is true, complete, and correct.

Date:  February 3, 2004                       "/s/  Barbara Feldman"
                                                            Barbara Feldman